Sit Investment Associates, Inc.

Sit ESG Growth Fund

March, 2018

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
Phone: 800-332-5580
Fax: 612-342-2111
Web Site: www.sitfunds.com

Sit Investment Associates

Outline of Presentation

I. **Organizational Overview and Investment Process**

II. **Sit ESG Growth Fund**

III. **Fund Manager Biographies**

IV. **Disclosures**

Sit Investment Associates

I. Organizational Overview and Investment Process

Competitive Strengths

➢ We are a global asset manager offering management expertise in domestic equities, international equities and fixed income instruments. Our equity investment philosophy emphasizes growth investments and our fixed income philosophy focuses on high income with safety of principal.

➢ Senior, experienced investment professionals are actively involved in the investment process and client servicing, and are owners of Sit Investment Associates, Inc. Sit Investment is privately owned and intends to remain private.

➢ With multi-billion dollars in assets under management, we have the resources of a large firm working for the benefit of our clients, but also the culture of a small, entrepreneurial organization.

➢ Our growth-oriented investment philosophy allows us to be very responsive to growth opportunities in the developed and developing markets.

➢ We have achieved very competitive risk-adjusted investment results for client portfolios over extended periods utilizing our disciplined, fundamental research-driven investment process. We have a total of 35 full-time investment professionals, including 20 industry and geographically-focused equity analysts.

Sit Investment Associates

Sit Investment Associates Group
Global Investment Managers
Specializing In Growth Equity Portfolios And Fixed Income

Our Mission Statement

The firm is dedicated to a single purpose: to be a premier investment management firm.

Total Assets Under Management
As of December 31, 2017: $14.0 Billion

- Equity $3.3 Billion
- Fixed Income $10.7 Billion
- Institutional Separate Accounts $11.1 Billion
- Sit Mutual Funds $2.9 Billion

History

1981
- Sit Investment Associates founded in Minneapolis by Eugene C. Sit. The company is one of the largest minority-owned advisory firms in the U.S
- Sit Mutual Funds formed

1984
- Sit Fixed Income division formed to manage taxable and tax-exempt fixed income portfolios

1989
- Sit International division formed to manage international and global portfolios

1994
- Small capitalization domestic growth product introduced

2004
- Dividend growth product introduced

2006
- Global Dividend growth product introduced

2015
- Small Cap Dividend growth product introduced

2017
- Collective Investment Trusts (CIT's) introduced

Sit Investment Associates

Sit Investment Associates Group



Sit Investment Associates, Inc.

Sit Investment Associates, Inc. Domestic/Global Equity	**Sit International Investment Associates** International Equity	**Sit Investment Fixed Income Advisors, Inc.** Fixed Income	**Sit Mutual Funds**
Large Cap Growth	EAFE+	Taxable	Domestic Growth Equity
Mid Cap Growth	Pacific Basin	Tax-Exempt	International Growth Equity
Small Cap Growth	Developing Markets		Fixed Income
Dividend Growth			
Global			
ESG Growth			

Sit Investment Associates

Investment Management & Research
Organization Chart

Roger J. Sit

Global Equity Management

Roger J. Sit	Raymond E. Sit
Kent L. Johnson	Robert W. Sit
Ronald D. Sit	Michael J. Stellmacher
David A. Brown	Stacey M. Curme
Denise A. Anderson	Ningning Tang
Joseph R. Eshoo	Bradley W. Meyer
Michael T. Manns	Lee J. Feltman
Michael C. Marzolf	Eric M. Manthe
Tasha M. Murdoff	Nicholas D. Tich
Mark A. Pepper	Samuel K. V. Krawczyk

Fixed Income Management

Michael C. Brilley

Bryce A. Doty

Paul J. Jungquist

Mark H. Book

Christopher M. Rasmussen

Todd S. Emerson

Jessica A. Ersfeld

Michael C. Hubbard

Michael J. Reich

Kevin P. O'Brien

Jason B. Miller

Chuck D. Officer

Andrew J. Tich

Nick F. Ochsner

Sit Investment Associates



RESEARCH RESPONSIBILITIES

Roger J. Sit
Global Chief Investment Officer

Roger J. Sit
- Investment Strategy
  - Economics
  - Fixed Income
  - Washington
  - International
  - Global Equities
  - Domestic Equities
- Generalist
- Japan

Kent L. Johnson, CFA
- Financial
  - Asset Managers/Brokers
  - GSE/Mortgage Finance
  - Insurance - Specialty
- Capital Goods/Defense
- Transportation
- Education
- Environmental Services
- Dir. Quant. & Portfolio Research
  - Earnings/Portfolio Construction

Ronald D. Sit, CFA
- Retail
  - Gen. & Specialty Merchandising
- Consumer Services
  - Distribution Companies
  - Leisure & Publishing
  - Restaurants
- Consumer Products
  - Apparel
  - Appliances & Furniture
  - Beverages & Food
- Economic Analysis

David A. Brown, CFA
- Accounting & Corp. Governance
- Consumer Services
  - Entertainment
  - Media
- Consumer
  - Gaming & Lodging
  - Housing & Related
  - Recreational Products

Denise A. Anderson, PhD
- Healthcare
  - Biotech & Medical Devices
  - Medical Technology
  - Pharmaceuticals
  - Healthcare Information Svcs
  - Healthcare Services

Joseph R. Eshoo
- Telecommunicatons
  - Wireline Services
  - Wireless Services
  - Telecommunication Equipment
- Technology
- Semiconductors
  - Semi Capital Equipment
  - Storage Hardware
  - Computer Systems
    - Contract Manufacturing

Michael T. Manns
- Healthcare
  - Biotech & Medical Devices
  - Medical Technology
  - Pharmaceuticals
- Healthcare Information Svcs
  - Healthcare Services

Michael C. Marzolf
- Financial
  - Banks, S & L's
  - Consumer Finance
  - GSEs
- Technology

Tasha M. Murdoff
- Europe
  - Western Europe
  - UK
  - Eastern Europe
  - CIS
- Canada
- Japan

Mark A. Pepper
- Europe
- Economic Analysis
- Investment Strategy
  - Global Equities
  - Washington

Raymond E. Sit
- Asia ex Japan
- Southeast Asia
  - Greater China
- North Asia
- Africa
  - Middle East
  - Latin America

Robert W. Sit, CFA
- Technology
- Software - All
- Electronics Distributors
- Information Services
- Networking
- Internet Services
- Energy

Michael J. Stellmacher, CFA
- Energy
  - Exploration & Production
  - Oil Services
  - Electric Power Generation
  - Commodity Cyclicals

Stacey M. Curme
- Equity Trading
  - Generalist

Ningning Tang, CFA
- Asia ex Japan
- Greater China

Bradley W. Meyer
- Equity Trading
  - Quantitative & Portfolio Research
  - Technical Research
  - Generalist

Lee J. Feltman
- Quantitative & Portfolio Research
- Valuation Analysis
  - Earnings Analysis
- Screening/Modeling
- Quantitative Sell Discipline
  - Generalist

Nicholas D. Tich
- Quantitative & Portfolio Research
  - Valuation Analysis
  - Earnings Analysis
  - Screening/Modeling
  - Quantitative Sell Discipline
- Generalist

Samuel K. V. Krawczyk
- Generalist

Eric M. Manthe
- Quantitative & Portfolio Research
- Valuation Analysis
  - Earnings Analysis
- Screening/Modeling
- Quantitative Sell Discipline
  - Generalist

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled "Disclosures."

Sit Investment Associates

Sit Investment Associates, Inc.
Total Years Investment Experience 384 Years
Average Years Investment Experience 19.2 Years
Equity Professionals

Name	Years of Investment Experience	Years With SIA
Roger J. Sit	27	20
Kent L. Johnson, CFA	25	29
Ronald D. Sit, CFA	33	33
David A. Brown, CFA	23	20
Denise A. Anderson, Ph.D.	20	9
Joseph R. Eshoo	23	10
Michael T. Manns	31	3
Michael C. Marzolf	19	1
Tasha M. Murdoff	18	22
Mark A. Pepper	19	14
Raymond E. Sit	26	26
Robert W. Sit, CFA	26	26
Michael J. Stellmacher, CFA	26	17
Stacey M. Curme	21	25
Ningning Tang, CFA	14	10
Bradley W. Meyer	15	17
Lee J. Feltman, CFA	10	10
Eric M. Manthe	6	13
Nicholas D. Tich	10	12
Samuel K. V. Krawczyk	4	4

 Sit Investment Associates

SIT INVESTMENT PRODUCT OFFERINGS



Higher Risk
Higher Growth Potential

- Developing Markets Growth Fund
- Small Cap Growth Fund
- International Growth Fund
- Mid Cap Growth Fund
- Large Cap Growth Fund
- ESG Growth Fund

GROWTH

- Small Cap Dividend Growth Fund
- Global Dividend Growth Fund
- Dividend Growth Fund
- Balanced Fund

GROWTH & INCOME

- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- U.S. Government Securities Fund
- Quality Income Fund

INCOME

Lower Risk
Lower Growth Potential

Sit Investment Associates

Growth Equity Investment Philosophy

Sit Investment Associates' investment philosophy targets growth-oriented opportunities. Generally, we look to invest in companies with the potential to increase earnings at a faster rate than the representative economy and market index.

- We believe that earnings growth is the primary determinant of superior long-term returns.
- We are opportunistic investors; we believe in high and consistent growth companies as well as conservative and cyclical growth companies.
- We manage our portfolios on an active basis, concentrating our investments in the best growth opportunities at the most reasonable valuation levels.

Sit Investment Associates

Growth Stock Investment Management Process



TOP-DOWN ANALYSIS
(Investment Committee)

- ➤ **Macro Variables**
- ➤ **Market Valuation**

- ➤ **Secular Trends**
- ➤ **Political Environment**
- ➤ **Economic Outlook**
- ➤ **Fiscal and Monetary Policy**
- ➤ **Sentiment**

PORTFOLIO DECISIONS
(Investment Team)

- ➤ **Regional and Country Allocation**
- ➤ **Industry & Sector Allocation**
- ➤ **Stock Selection**

BOTTOM-UP ANALYSIS
(Portfolio Managers / Research Analysts)

- ➤ **World Class or Regional Dominance**
- ➤ **Distinctive Product or Services**
- ➤ **Proactive Managements**
- ➤ **Healthy Financials**
- ➤ **Attractive Valuations**

- ➤ **Fundamental Company & Industry Research**
- ➤ **Quantitative Valuation**
- ➤ **Specific Stock Recommendations**

Sit Investment Associates

ESG Growth Fund

What Do We Look For?

➢ The fundamental process is the same as in traditional Sit Growth Portfolios. We look for:

- Growing earnings;

- Stable-to-improving margins;

- Global opportunities;

- A sustainable competitive advantage;

- Experienced management;

- Consistency of earnings and cash flow generation; and

- Emphasis on balance sheet strength, low debt and strong cash flow.

➢ We also look further for companies that exhibit strong ESG Practices. ESG factors often require a subjective analysis and are subject to change. ESG practices are evaluated using industry leading third-party services and SIA's own analysis that ranks companies within an industry or sector based on several ESG characteristics relative to company and industry-specific factors:

- Environmental factors may include, environmental footprint, pollution impact and resource management;

- Social factors may include, human capital concerns, product safety, workplace diversity and employee welfare; and,

- Governance factors may include corporate governance concerns, business ethics, sustainability policy and public policy concerns.

Sit Investment Associates

Sit ESG Growth Fund Structure / Characteristics

Investing in High Quality Growth Stocks that have
Strong Environmental, Social and Corporate Governance (ESG) Practices

➢ The Sit ESG Growth Fund was launched on July 1, 2016 (Tickers symbols IESGX/SESGX)

➢ SIA's equity portfolios have ranked very favorably in historical ESG analyses of holdings (Imprint Capital, Morningstar) as high quality companies tend to be leaders in corporate behavior and it is intuitive that investing in high quality companies is highly correlated with companies that will score well in ESG studies/rankings.

➢ ESG practices are evaluated using industry leading third-party services that evaluate companies within an industry or sector based on several ESG characteristics. Generally, the Adviser deems a company to have strong ESG practices when its industry ranking is in the top 50th percentile.

➢ Portfolio construction includes both negative screening (excluding companies with poor ESG rankings) and inclusive screening (identifying companies that are best in category/leaders in the area of ESG).

➢ The ESG Growth Fund will invest primarily in large cap stocks of U.S and foreign companies that are in the top half of their industry-specific ESG rankings

➢ The primary benchmark is MSCI World Index.

Sit Investment Associates

III. Sit ESG Growth Fund

Sit ESG Growth Fund
December 31, 2017

INVESTMENT OBJECTIVES

The Sit ESG Growth objective is to maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Sit ESG Growth strategy to achieve its objectives is to invest, under normal market conditions, at least 80% of its net assets in companies that the Adviser believes have strong environmental, social and corporate governance (ESG) practices at the time of purchase. These factors may include:

- Environmental factors;
  - Environmental footprint;
  - Pollution impact;
  - Resource management
- Social factors;
  - Human capital concerns;
  - Product safety;
  - Workplace diversity;
  - Employee welfare
- Governance factors
  - Corporate governance concerns;
  - Business ethics;
  - Sustainability policy;
  - Public policy concerns

The ESG Growth strategy invests in the common stock of U.S and foreign companies of large to medium capitalizations (companies with market capitalization in excess of $2 billion).

SECTOR ALLOCATION (%)

Finance	20.4	Producer Manufacturing	8.3
Consumer Non-Durables	9.8	Electronic Technology	5.7
Technology Services	9.6	Energy Minerals	5.2
Health Technology	9.2	Sectors Less Than 5.0%	21.2
Consumer Services	9.0	Cash and Other Net Assets	1.6

COUNTRY ALLOCATION (%)

United States	63.1	Ireland	3.9
Netherlands	4.3	Switzerland	3.6
Canada	4.2	France	3.5
Germany	4.1	4 Countries Less Than 3.5%	7.7
United Kingdom	4.0	Cash and Other Assets	1.6

BALANCE SHEET / PROFITABILITY - MEDIANS (%)

	Return on Invested Capital	Free Cash Flow Margin	Net Debt/ Capital
Sit ESG Growth	13.2	10.9	24.8
MSCI World	9.1	7.6	27.0
MSCI World Growth	10.4	8.5	22.4

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

TOP 10 HOLDINGS (%)

Verizon Communications, Inc.	3.0
Microsoft Corp.	3.0
Starbucks Corp.	2.7
Suncor Energy, Inc.	2.6
Marriott International, Inc.	2.6
Ingersoll-Rand, PLC	2.5
3M Co.	2.5
Home Depot, Inc.	2.5
Intel Corp.	2.5
ING Groep NV, ADR	2.4

PORTFOLIO CHARACTERISTICS

Number of Holdings:	57
Wtd. Avg. Market Cap:	$152.2 B
Median Market Cap:	$84.2 B
Turnover Rate:	3.4 %
Beta (vs. MSCI World Index):	0.96

Sit Investment Associates

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. Performance figures are historical and do not guarantee future results. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled "Disclosures."

Sit ESG Growth Fund
Historical Country Allocation

	Sep-16	Dec-16	Mar-17	Jun-17	Sep-17	Dec-17	Jan-18	Feb-18
INDEX								
UNITED STATES	52.2	56.9	58.9	58.9	59.5	63.1	62.6	63.5
ASIA PACIFIC	**4.7**	**6.8**	**4.3**	**3.5**	**3.0**	**2.9**	**2.9**	**2.8**
AUSTRALIA	-	-	-	-	-	-	-	-
HONG KONG	-	1.3	1.2	1.3	1.2	1.2	1.2	1.1
JAPAN	4.7	5.6	3.1	2.2	1.7	1.7	1.7	1.7
NEW ZEALAND	-	-	-	-	-	-	-	-
SINGAPORE	-	-	-	-	-	-	-	-
EUROPE	**34.0**	**29.0**	**31.8**	**31.1**	**30.1**	**28.3**	**28.0**	**27.3**
AUSTRIA	-	-	-	-	-	-	-	-
BELGIUM	1.9	1.3	1.8	1.7	1.6	1.4	1.3	1.3
DENMARK	-	-	-	-	-	-	-	-
FINLAND	-	-	-	-	-	-	-	-
FRANCE	6.0	3.9	4.2	3.1	3.1	3.5	3.5	3.1
GERMANY	1.6	2.9	3.9	4.1	4.0	4.1	4.3	4.0
GREECE	-	-	-	-	-	-	-	-
IRELAND	5.0	5.1	3.7	3.8	3.5	3.9	3.9	3.9
ITALY	-	-	-	-	-	-	-	-
NETHERLANDS	4.0	4.1	4.3	4.5	4.3	4.3	4.1	4.0
NORWAY	-	-	-	-	-	-	-	-
PORTUGAL	-	-	-	-	-	-	-	-
SPAIN	4.5	4.3	4.6	4.6	4.5	3.5	3.4	3.5
SWEDEN	-	-	-	-	-	-	-	-
SWITZERLAND	5.6	4.4	5.3	5.3	4.8	3.7	3.6	3.7
GREAT BRITAIN	5.4	3.1	4.2	4.1	4.3	4.0	3.9	3.8
OTHER	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
ISRAEL	-	-	-	-	-	-	-	-
TOTAL INDEX REGIONS	90.9	92.8	95.0	93.5	92.6	94.3	93.5	93.5
NON-INDEX								
CANADA	**5.4**	**5.3**	**3.2**	**3.1**	**3.2**	**4.2**	**3.9**	**3.7**
ASIA PACIFIC	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
CHINA	-	-	-	-	-	-	-	-
EUROPE	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
LUXEMBOURG	-	-	-	-	-	-	-	-
LATIN AMERICA	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
BRAZIL	-	-	-	-	-	-	-	-
MEXICO	-	-	-	-	-	-	-	-
OTHER	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
BERMUDA	-	-	-	-	-	-	-	-
TOTAL NON-INDEX REGIONS	5.4	5.3	3.2	3.1	3.2	4.2	3.9	3.7
CASH	3.7	2.0	1.8	3.4	4.2	1.6	2.6	2.8
TOTAL	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Sit Investment Associates

Sit ESG Growth Fund
International Portfolio Evaluation
As of December 31, 2017 (in $000)

BELGIUM	MKT VAL	% PF
ANHEUSER-BUSCH INBEV SA/NV ADR	78	1.4%
	78	1.4%

CANADA	MKT VAL	% PF
SUNCOR ENERGY INC	151	2.6%
BCE INC	88	1.5%
	238	4.1%

FRANCE	MKT VAL	% PF
UNIBAIL-RODAMCO SE ADR	128	2.2%
INGENICO GROUP SA	73	1.3%
	201	3.5%

GERMANY	MKT VAL	% PF
SIEMENS AG ADR	119	2.1%
ALLIANZ SE ADR	117	2.0%
	237	4.1%

GREAT BRITAIN	MKT VAL	% PF
DIAGEO PLC ADR	88	1.5%
COCA-COLA EUROPEAN PARTNERS PLC	84	1.5%
ROYAL DUTCH SHELL PLC ADR	60	1.0%
	231	4.0%

HONG KONG	MKT VAL	% PF
HSBC HOLDINGS PLC ADR	67	1.2%
	67	1.2%

IRELAND	MKT VAL	% PF
INGERSOLL-RAND PLC	145	2.5%
ACCENTURE PLC CL A	78	1.4%

JAPAN	MKT VAL	% PF
MITSUBISHI UFJ FINL GROUP ADR	61	1.1%
ASICS CORP	38	0.7%
	99	1.7%

NETHERLANDS	MKT VAL	% PF
ING GROEP NV ADR	138	2.4%
RELX NV-SPON ADR	108	1.9%
	246	4.3%

SPAIN	MKT VAL	% PF
INDUSTRIA DE DISENO TEXTIL SA	107	1.9%
IBERDROLA SA ADR	91	1.6%
	198	3.5%

SWITZERLAND	MKT VAL	% PF
ZURICH INSURANCE GROUP AG ADR	106	1.9%
NESTLE SA ADR	103	1.8%
	210	3.6%

UNITED STATES	MKT VAL	% PF
VERIZON COMMUNICATIONS INC	175	3.0%
MICROSOFT CORP	171	3.0%
STARBUCKS CORP	158	2.7%
MARRIOTT INTERNATIONAL INC CL A	149	2.6%
3M CO	141	2.5%
HOME DEPOT INC/THE	141	2.5%
INTEL CORP	141	2.5%
DOWDUPONT INC	137	2.4%
JOHNSON & JOHNSON	136	2.4%

UNITED STATES (Continued)	MKT VAL	% PF
FEDEX CORP	134	2.3%
JPMORGAN CHASE & CO	128	2.2%
ECOLAB INC	124	2.2%
PFIZER INC	122	2.1%
ABBVIE INC	118	2.1%
APPLE INC	114	2.0%
ALPHABET INC - CL A	105	1.8%
PEPSICO INC	105	1.8%
BOSTON SCIENTIFIC CORP	100	1.7%
VISA INC	100	1.7%
T ROWE PRICE GROUP INC	97	1.7%
GOLDMAN SACHS GROUP INC/THE	96	1.7%
OCCIDENTAL PETROLEUM CORP	88	1.5%
ADOBE SYSTEMS INC	88	1.5%
DELTA AIR LINES INC	84	1.5%
UNITEDHEALTH GROUP INC	83	1.4%
NIKE INC CL B	69	1.2%
ROCKWELL AUTOMATION INC	69	1.2%
LEGG MASON INC	67	1.2%
PRUDENTIAL FINANCIAL INC	64	1.1%
FACEBOOK INC-A	56	1.0%
ALLSTATE CORP/THE	55	1.0%
BAXTER INTERNATIONAL INC	55	1.0%
COGNIZANT TECH SOLUTIONS CL A	53	0.9%
TJX COS INC/THE	53	0.9%
KEYCORP	50	0.9%
	3,627	63.1%
CASH	89	1.6%
TOTAL	5,745	100.0%

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled "Disclosures."

Sit ESG Growth Fund
(Medians)
December 31, 2017

	Valuation			Dividends		
	NTM P/E	FCF Yield [1]	Dividend Yield	1 Year Growth	5 Year Growth	Payout Ratio
Sit ESG Growth Fund	18.3x	4.0%	1.8%	7.1%	11.3%	40%
MSCI World	18.0x	4.0%	1.8%	7.1%	8.6%	41%
MSCI World Growth	20.8x	3.8%	1.3%	8.9%	9.8%	36%

	Earnings			Balance Sheet / Profitability [1]			ESG Rankings [3]
	Earnings Stability [2]	'17-'18 EPS Growth	Long Term Growth	ROIC	FCF Margin	Net Debt/ Capital	ESG Percentile Score
Sit ESG Growth Fund	13.5	15%	11%	11.2%	10.9%	22.4%	86.4%
MSCI World	22.7	10%	10%	9.3%	7.7%	26.0%	62.6%
MSCI World Growth	22.6	13%	12%	10.5%	8.4%	20.2%	60.6%

[1] Excludes financials and Limited Partnerships

[2] Consistency of earnings per share growth over the past five years. The lower the number, the more uniform growth has been.

[3] ESG Ratings Source is Sustainalytics

Sit Investment Associates

Sit ESG Growth Fund
Rotation of Industry Weightings Over Time

	Sep-16	Dec-16	Mar-17	Jun-17	Sep-17	Dec-17	Jan-18	Feb-18
CONSUMER DISCRETIONARY	**16.9**	**15.1**	**14.3**	**14.3**	**13.4**	**13.3**	**12.8**	**13.1**
Automobiles & Components	1.6	-	-	-	-	-	-	-
Consumer Durables & Apparel	4.0	3.8	2.3	2.3	1.8	1.9	1.4	1.5
Consumer Services	3.4	3.7	4.0	4.1	4.1	4.3	4.5	4.6
Hotels Restaurants & Leisure	-	-	-	-	-	-	-	-
Media	2.0	1.9	2.0	2.1	1.9	1.9	1.7	1.7
Retailing	5.8	5.7	6.0	5.8	5.6	5.2	5.2	5.3
INDUSTRIALS	**8.8**	**12.0**	**11.5**	**12.1**	**11.3**	**12.1**	**12.1**	**11.7**
Capital Goods	5.1	7.8	7.9	8.3	7.6	8.3	8.3	8.0
Commercial Services & Supplies	-	-	-	-	-	-	-	-
Transportation	3.6	4.2	3.6	3.8	3.7	3.8	3.7	3.7
ENERGY	**4.5**	**5.3**	**5.0**	**3.8**	**4.9**	**5.2**	**5.0**	**4.7**
Energy	4.5	5.3	5.0	3.8	4.9	5.2	5.0	4.7
CONSUMER STAPLES	**15.3**	**12.1**	**11.2**	**10.9**	**10.4**	**10.7**	**10.2**	**10.1**
Food & Staples Retailing	2.0	2.0	2.4	2.3	2.4	2.8	2.6	2.7
Food Beverage & Tobacco	11.1	9.1	8.8	8.7	8.0	8.0	7.6	7.4
Household & Personal Products	2.2	1.0	-	-	-	-	-	-
HEALTH CARE	**16.1**	**14.4**	**13.2**	**12.4**	**13.4**	**10.7**	**11.0**	**11.3**
Pharmaceuticals Biotechnology & Life Sciences	11.3	9.6	9.3	8.3	8.2	6.6	6.7	6.9
Health Care Equipment & Services	4.8	4.8	3.8	4.1	5.2	4.1	4.3	4.4
MATERIALS	**2.5**	**2.6**	**3.1**	**3.0**	**2.8**	**4.6**	**4.2**	**4.2**
Materials	2.5	2.6	3.1	3.0	2.8	4.6	4.2	4.2
FINANCIALS	**12.5**	**18.2**	**20.2**	**20.8**	**20.5**	**20.5**	**20.5**	**20.4**
Banks	-	2.5	3.4	3.5	3.2	3.1	3.1	3.1
Diversified Financials	6.0	7.2	8.6	8.9	9.1	9.2	9.2	9.3
Real Estate	1.5	1.4	1.8	1.8	1.9	2.2	2.2	2.1
Insurance	5.0	7.0	6.4	6.6	6.4	6.0	6.0	5.9
INFORMATION TECHNOLOGY	**10.7**	**11.7**	**14.3**	**13.9**	**14.1**	**15.3**	**15.7**	**16.2**
Semiconductors & Semiconductor Equipment	1.6	2.0	2.5	2.2	2.2	2.5	2.4	2.6
Software & Services	7.6	8.3	9.4	9.4	9.1	9.6	10.1	10.5
Technology Hardware & Equipment	1.4	1.3	2.5	2.3	2.7	3.3	3.2	3.1
TELECOMMUNICATION SERVICES	**4.5**	**4.3**	**2.9**	**2.9**	**2.8**	**4.6**	**4.4**	**4.1**
Telecommunication Services	4.5	4.3	2.9	2.9	2.8	4.6	4.4	4.1
UTILITIES	**4.5**	**2.4**	**2.5**	**2.6**	**2.3**	**1.6**	**1.6**	**1.5**
Utilities	4.5	2.4	2.5	2.6	2.3	1.6	1.6	1.5
MUTUAL FUNDS	-	-	-	-	-	-	-	-
Mutual Funds	-	-	-	-	-	-	-	-
CASH	**3.7**	**2.0**	**1.8**	**3.4**	**4.2**	**1.6**	**2.6**	**2.8**
TOTAL	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled "Disclosures."

Sit ESG Growth Fund
Portfolio Summary By Economic Sector
As Of December 31, 2017 (In $000)

CONSUMER DISCRETIONARY	MKT VAL	% PF	FINANCIALS (Continued)	MKT VAL	% PF	INFORMATION TECHNOLOGY	MKT VAL	% PF
MARRIOTT INTERNATIONAL INC CL A	149	2.6%	ALLIANZ SE ADR	117	2.0%	MICROSOFT CORP	171	3.0%
HOME DEPOT INC/THE	141	2.5%	ZURICH INSURANCE GROUP AG ADR	106	1.9%	INTEL CORP	141	2.5%
RELX NV-SPON ADR	108	1.9%	T ROWE PRICE GROUP INC	97	1.7%	APPLE INC	114	2.0%
INDUSTRIA DE DISENO TEXTIL SA	107	1.9%	GOLDMAN SACHS GROUP INC/THE	96	1.7%	ALPHABET INC - CL A	105	1.8%
VISA INC	100	1.7%	LEGG MASON INC	67	1.2%	ADOBE SYSTEMS INC	88	1.5%
NIKE INC CL B	69	1.2%	HSBC HOLDINGS PLC ADR	67	1.2%	ACCENTURE PLC CL A	78	1.4%
TJX COS INC/THE	53	0.9%	PRUDENTIAL FINANCIAL INC	64	1.1%	INGENICO GROUP SA	73	1.3%
ASICS CORP	38	0.7%	MITSUBISHI UFJ FINL GROUP ADR	61	1.1%	FACEBOOK INC-A	56	1.0%
	766	13.3%	ALLSTATE CORP/THE	55	1.0%	COGNIZANT TECH SOLUTIONS CL A	53	0.9%
			KEYCORP	50	0.9%		880	15.3%
CONSUMER STAPLES	MKT VAL	% PF		1,175	20.5%			
STARBUCKS CORP	158	2.7%				MATERIALS	MKT VAL	% PF
PEPSICO INC	105	1.8%	HEALTH CARE	MKT VAL	% PF	DOWDUPONT INC	137	2.4%
NESTLE SA ADR	103	1.8%	JOHNSON & JOHNSON	136	2.4%	ECOLAB INC	124	2.2%
DIAGEO PLC ADR	88	1.5%	PFIZER INC	122	2.1%		261	4.5%
COCA-COLA EUROPEAN PARTNERS PLC	84	1.5%	ABBVIE INC	118	2.1%			
ANHEUSER-BUSCH INBEV SA/NV ADR	78	1.4%	BOSTON SCIENTIFIC CORP	100	1.7%	TELECOMMUNICATION SERVICES	MKT VAL	% PF
	615	10.7%	UNITEDHEALTH GROUP INC	83	1.4%	VERIZON COMMUNICATIONS INC	175	3.0%
			BAXTER INTERNATIONAL INC	55	1.0%	BCE INC	88	1.5%
ENERGY	MKT VAL	% PF		614	10.7%		262	4.6%
SUNCOR ENERGY INC	151	2.6%						
OCCIDENTAL PETROLEUM CORP	88	1.5%	INDUSTRIALS	MKT VAL	% PF	UTILITIES	MKT VAL	% PF
ROYAL DUTCH SHELL PLC ADR	60	1.0%	INGERSOLL-RAND PLC	145	2.5%	IBERDROLA SA ADR	91	1.6%
	299	5.2%	3M CO	141	2.5%		91	1.6%
			FEDEX CORP	134	2.3%			
FINANCIALS	MKT VAL	% PF	SIEMENS AG ADR	119	2.1%			
ING GROEP NV ADR	138	2.4%	DELTA AIR LINES INC	84	1.5%	CASH	89	1.6%
JPMORGAN CHASE & CO	128	2.2%	ROCKWELL AUTOMATION INC	69	1.2%			
UNIBAIL-RODAMCO SE ADR	128	2.2%		692	12.0%	TOTAL	5,745	100.0%

Sit Investment Associates

Sit ESG Growth Fund
Top 25 Holdings
December 31, 2017

SECURITY	COUNTRY	SECTOR	MARKET VALUE (000)	% PF	FY2017 P/E Ratio	EST LTG
VERIZON COMMUNICATIONS INC	UNITED STATES	TELECOMMUNICATION SERVICES	175	3.0%	13.5	1.6
MICROSOFT CORP	UNITED STATES	INFORMATION TECHNOLOGY	171	3.0%	25.6	11.3
STARBUCKS CORP	UNITED STATES	CONSUMER STAPLES	158	2.7%	25.3	16.4
SUNCOR ENERGY INC	CANADA	ENERGY	151	2.6%	31.7	22.8
MARRIOTT INTERNATIONAL INC CL A	UNITED STATES	CONSUMER DISCRETIONARY	149	2.6%	N/A	N/A
INGERSOLL-RAND PLC	IRELAND	INDUSTRIALS	145	2.5%	17.5	9.5
3M CO	UNITED STATES	INDUSTRIALS	141	2.5%	24.4	9.7
HOME DEPOT INC/THE	UNITED STATES	CONSUMER DISCRETIONARY	141	2.5%	23.0	12.0
INTEL CORP	UNITED STATES	INFORMATION TECHNOLOGY	141	2.5%	13.7	8.4
ING GROEP NV ADR	NETHERLANDS	FINANCIALS	138	2.4%	12.0	7.1
DOWDUPONT INC	UNITED STATES	MATERIALS	137	2.4%	18.1	9.4
JOHNSON & JOHNSON	UNITED STATES	HEALTH CARE	136	2.4%	17.9	7.1
FEDEX CORP	UNITED STATES	INDUSTRIALS	134	2.3%	N/A	N/A
JPMORGAN CHASE & CO	UNITED STATES	FINANCIALS	128	2.2%	13.5	7.8
UNIBAIL-RODAMCO SE ADR	FRANCE	FINANCIALS	128	2.2%	N/A	N/A
ECOLAB INC	UNITED STATES	MATERIALS	124	2.2%	N/A	N/A
PFIZER INC	UNITED STATES	HEALTH CARE	122	2.1%	13.3	6.2
SIEMENS AG ADR	GERMANY	INDUSTRIALS	119	2.1%	N/A	N/A
ABBVIE INC	UNITED STATES	HEALTH CARE	118	2.1%	15.1	13.3
ALLIANZ SE ADR	GERMANY	FINANCIALS	117	2.0%	11.6	6.4
APPLE INC	UNITED STATES	INFORMATION TECHNOLOGY	114	2.0%	15.1	9.2
RELX NV-SPON ADR	NETHERLANDS	CONSUMER DISCRETIONARY	108	1.9%	N/A	N/A
INDUSTRIA DE DISENO TEXTIL SA	SPAIN	CONSUMER DISCRETIONARY	107	1.9%	24.0	9.7
ZURICH INSURANCE GROUP AG ADR	SWITZERLAND	FINANCIALS	106	1.9%	N/A	N/A
ALPHABET INC - CL A	UNITED STATES	INFORMATION TECHNOLOGY	105	1.8%	26.4	24.0

Number of Equity Holdings = 56		Total		57.8 %		

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled "Disclosures."

Sit Investment Associates

Sit ESG Growth Fund
Portfolio Market Capitalization Summary
December 31, 2017

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP	ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
APPLE INC	675	146.815	169.230	2.0	860,882	NIKE INC CL B	1,100	56.034	62.550	1.2	82,075
MICROSOFT CORP	2,000	60.250	85.540	3.0	659,906	STARBUCKS CORP	2,750	55.599	57.430	2.8	81,711
FACEBOOK INC-A	320	115.031	176.460	1.0	420,821	ING GROEP NV ADR	7,475	11.942	18.460	2.4	71,580
JOHNSON & JOHNSON	975	121.303	139.720	2.4	375,361	FEDEX CORP	535	167.335	249.540	2.4	66,849
JPMORGAN CHASE & CO	1,200	74.212	106.940	2.3	371,052	SUNCOR ENERGY INC	4,100	29.510	36.720	2.7	60,766
ALPHABET INC - CL A	100	734.091	1053.400	1.9	314,207	OCCIDENTAL PETROLEUM CORP	1,200	68.602	73.660	1.6	56,368
NESTLE SA ADR	1,200	80.789	85.970	1.8	267,552	MARRIOTT INTERNATIONAL INC CL A	1,100	69.623	135.730	2.6	49,485
HOME DEPOT INC/THE	745	133.329	189.530	2.5	221,323	IBERDROLA SA ADR	2,950	26.453	30.935	1.6	48,858
INTEL CORP	3,050	34.644	46.160	2.5	216,029	PRUDENTIAL FINANCIAL INC	560	80.326	114.980	1.1	48,752
VERIZON COMMUNICATIONS INC	3,300	50.848	52.930	3.1	215,925	TJX COS INC/THE	690	79.104	76.460	0.9	48,346
PFIZER INC	3,375	35.414	36.220	2.2	215,897	ZURICH INSURANCE GROUP AG ADR	3,500	24.990	30.410	1.9	46,022
UNITEDHEALTH GROUP INC	375	137.142	220.460	1.5	213,641	BCE INC	1,825	45.834	48.010	1.5	43,230
HSBC HOLDINGS PLC ADR	1,300	39.992	51.640	1.2	206,505	COGNIZANT TECH SOLUTIONS CL A	750	57.556	71.020	0.9	41,877
VISA INC	875	78.088	114.020	1.8	206,473	DELTA AIR LINES INC	1,500	37.109	56.000	1.5	39,926
ANHEUSER-BUSCH INBEV SA/NV ADR	700	122.373	111.560	1.4	188,898	ECOLAB INC	925	127.410	134.180	2.2	38,766
PEPSICO INC	875	108.516	119.920	1.9	170,543	ALLSTATE CORP/THE	525	68.376	104.710	1.0	37,573
DOWDUPONT INC	1,925	59.482	71.220	2.4	166,654	BAXTER INTERNATIONAL INC	850	59.712	64.640	1.0	35,218
ABBVIE INC	1,225	65.324	96.710	2.1	154,391	BOSTON SCIENTIFIC CORP	4,025	25.780	24.790	1.8	34,042
3M CO	600	172.699	235.370	2.5	140,188	T ROWE PRICE GROUP INC	925	71.864	104.930	1.7	25,426
ROYAL DUTCH SHELL PLC ADR	875	56.415	68.290	1.1	127,890	ROCKWELL AUTOMATION INC	350	155.033	196.350	1.2	25,210
SIEMENS AG ADR	1,725	59.339	69.270	2.1	117,759	UNIBAIL-RODAMCO SE ADR	5,100	25.180	25.135	2.3	25,104
INDUSTRIA DE DISENO TEXTIL SA	3,075	35.598	34.847	1.9	108,606	INGERSOLL-RAND PLC	1,625	70.209	89.190	2.6	22,286
MITSUBISHI UFJ FINL GROUP ADR	8,325	6.024	7.270	1.1	101,981	KEYCORP	2,500	17.486	20.170	0.9	21,691
ALLIANZ SE ADR	5,100	16.417	22.965	2.1	101,103	COCA-COLA EUROPEAN PARTNERS PLC	2,100	38.259	39.850	1.5	19,303
ACCENTURE PLC CL A	510	114.062	153.090	1.4	98,368	RELX NV-SPON ADR	4,700	17.559	23.070	1.9	11,729
GOLDMAN SACHS GROUP INC/THE	375	153.432	254.760	1.7	96,096	INGENICO GROUP SA	685	106.084	106.791	1.3	6,567
DIAGEO PLC ADR	600	114.145	146.030	1.5	90,850	LEGG MASON INC	1,600	29.175	41.980	1.2	3,860
ADOBE SYSTEMS INC	500	98.180	175.240	1.5	86,383	ASICS CORP	2,400	16.702	15.938	0.7	3,187

WEIGHTED AVERAGE:	152,169
UNWEIGHTED AVERAGE:	135,912
MEDIAN:	84,229

Sit Investment Associates

Sit ESG Growth Fund
Equity Characteristics
December 31, 2017

	Sit ESG Growth Fund	MSCI World	MSCI World Growth
Earnings Outlook - Strong Growth [1]			
2017 Projected Gain	+6.9%	+9.3%	+18.0%
2018 Projected Gain	+14.0%	+14.5%	+16.4%
5-Year Projected Growth	+11.0%	+12.5%	+15.1%
Dividend Yield			
Total Fund	+2.1%	+2.2%	+1.4%
Implied Return			
5-Year Growth & Yield - Equity Only	+13.1%	+15.0%	+17.1%
(Assumes no Change in P/E Ratio)			
Weighted Average Price/Earnings Ratio [2]			
FY1 Calendar P/E	21.8x	22.5x	27.0x
FY2 Calendar P/E	19.0x	21.1x	25.9x
Median Price/Earnings Ratio [2]			
FY1 Calendar P/E	19.6x	19.2x	22.9x
FY2 Calendar P/E	17.6x	17.6x	20.2x
Average P/E-to-5-Year Earnings Growth Ratio			
FY1 Calendar PEG	2.3x	2.3x	2.3x
FY2 Calendar PEG	2.3x	2.1x	2.0x
Weighted Average Market Capitalization ($MIL)	152,169	135,846	158,741

(1) Excludes stocks with P/E ratios over 200x and earnings growth rates greater than 300%

(2) Excludes stocks with P/E ratios over 200x

Source: FactSet Research Systems, Frank Russell Co., and Sit Investment Associates

Sit Investment Associates

Sit ESG Growth Fund
Investment Performance
December 31, 2017

	Year 2016				
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	YTD
Sit ESG Growth Fund - Class I	N/A	N/A	1.60%	0.40%	2.01%
Sit ESG Growth Fund - Class S	N/A	N/A	1.50%	0.28%	1.88%
MSCI World Index (Net Div)	N/A	N/A	4.87%	1.86%	6.81%

	Year 2017					(07/01/16 - 12/31/17)	
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	YTD	Cumulative	Annualized
Sit ESG Growth Fund - Class I	5.40%	5.22%	4.52%	6.73%	23.72%	26.20%	16.73%
Sit ESG Growth Fund - Class S	5.30%	5.13%	4.53%	6.70%	23.47%	25.80%	16.49%
MSCI World Index (Net Div)	6.38%	4.03%	4.84%	5.51%	22.40%	30.74%	19.51%

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell your shares. Average annual returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or for the redmeption of Fund shares. Current performance may be higher or lower than the performance data quoted. Contact the Fund for performance data through the most recent month end.

Sit Investment Associates

Sit ESG Growth Fund
Performance Attribution
December 31, 2016 - December 31, 2017

	Sit ESG Growth Fund			MSCI World			Attribution Analysis			
Region	Average Weight	Total Return (Base)	Total Return (Local)	Average Weight	Total Return (Base)	Total Return (Local)	Stock Selection (Local)	Allocation Effect (Local)	Currency Effect	Total Effect (Base)
North America	65.18	28.07	28.07	61.02	21.81	21.34	3.75	0.16	-0.39	3.52
United Kingdom	3.93	40.49	33.57	5.46	20.44	10.11	0.84	0.13	-0.25	0.73
Africa/Mideast	0.00	0.00	0.00	0.19	-3.84	-12.20	0.00	0.08	-0.01	0.07
Latin America	0.00	0.00	0.00	0.01	24.50	24.50	0.00	0.02	0.01	0.02
Asia/Pacific Ex Japan	1.23	36.02	24.25	5.58	28.36	21.48	0.06	-0.07	-0.07	-0.09
Euroland	19.46	22.80	9.29	13.31	26.87	12.92	-0.67	-0.20	0.61	-0.27
Non-Euroland	4.76	15.62	10.86	5.48	24.32	16.82	-0.23	0.08	-0.13	-0.29
[Cash]	2.66	0.93	0.93	0.00	0.00	0.00	0.00	-0.50	-0.08	-0.58
Japan	2.77	1.53	-1.94	8.83	24.49	20.27	-0.82	-0.14	0.08	-0.88
Total	**100.00**	**25.35**	**21.63**	**100.00**	**23.06**	**19.11**	**2.92**	**-0.41**	**-0.23**	**2.28**

Source: Factset Research Systems, Inc.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risks and expenses.

Sit ESG Growth Fund
Performance Attribution
December 31, 2016 - December 31, 2017

Company Name	Sit ESG Growth Fund Net Beg. Weight	Net End Weight	Net Average Weight	Base Return*	Local Return*	Net Contribution To Return	MSCI World Net Average Weight	Base Return*	Local Return*	Net Contribution To Return	Attribution Analysis Net Average Weight Variation	Net Contribution	Contribution to Local Selection Effect (All Holdings)	Net Total Effect
Stocks That Helped Within The Region														
North America	**64.47**	**69.81**	**65.18**	**28.07**	**28.07**	**17.95**	**61.02**	**21.81**	**21.34**	**13.36**	**4.16**	**4.60**	**3.75**	**3.52**
Marriott International, Inc. Class A	2.19	2.60	2.35	66.22	66.22	1.34	0.09	66.22	66.22	0.05	2.26	1.29	0.80	0.76
Adobe Systems Incorporated	1.24	1.53	1.49	70.22	70.22	0.89	0.19	70.22	70.22	0.11	1.30	0.78	0.50	0.48
AbbVie, Inc.	1.43	2.06	1.68	60.13	60.13	0.94	0.32	60.13	60.13	0.17	1.36	0.77	0.47	0.46
T. Rowe Price Group	0.00	1.69	1.34	46.76	46.76	0.68	0.05	43.39	43.39	0.02	1.29	0.66	0.41	0.38
Home Depot, Inc.	2.14	2.46	2.26	44.61	44.61	0.94	0.51	44.61	44.61	0.21	1.76	0.74	0.35	0.33
United Kingdom	**3.08**	**4.02**	**3.93**	**40.49**	**33.57**	**1.44**	**5.46**	**20.44**	**10.11**	**1.12**	**-1.53**	**0.32**	**0.84**	**0.73**
Coca-Cola European Partners Plc	1.59	1.46	1.69	29.99	29.99	0.54	0.00	2.21	2.21	0.00	1.69	0.54	0.38	0.15
Diageo plc Sponsored ADR	1.50	1.53	1.56	44.11	31.63	0.64	0.21	45.09	32.53	0.09	1.35	0.56	0.27	0.24
Royal Dutch Shell Plc Sponsored AI	0.00	1.04	0.69	28.50	18.99	0.25	0.63	29.33	18.14	0.16	0.06	0.10	0.12	0.10
GlaxoSmithKline plc	0.00	0.00	0.00	0.00	0.00	0.00	0.26	-2.33	-10.78	0.00	-0.26	0.00	0.05	0.06
Shire PLC	0.00	0.00	0.00	0.00	0.00	0.00	0.13	-8.37	-16.30	-0.01	-0.13	0.01	0.04	0.05
Africa/Mideast	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.19**	**-3.84**	**-12.20**	**-0.01**	**-0.19**	**0.01**	**0.00**	**0.07**
0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Stocks That Hurt Within The Region														
Japan	**5.57**	**1.72**	**2.77**	**1.53**	**-1.94**	**-0.14**	**8.83**	**24.49**	**20.27**	**2.11**	**-6.06**	**-2.25**	**-0.82**	**-0.88**
Asics Corporation	1.16	0.67	0.85	-19.31	-22.07	-0.26	0.01	-19.31	-22.07	0.00	0.84	-0.26	-0.46	-0.46
Astellas Pharma Inc.	1.77	0.00	0.52	-9.95	-12.57	-0.13	0.07	-6.15	-9.36	-0.01	0.44	-0.13	-0.24	-0.26
Ajinomoto Co., Inc.	1.41	0.00	0.27	2.04	-2.85	0.03	0.03	-5.44	-8.68	0.00	0.24	0.03	-0.05	-0.05
Mitsubishi UFJ Financial Group, Inc	1.23	1.05	1.14	20.62	16.50	0.23	0.22	21.81	17.65	0.04	0.92	0.18	-0.04	-0.04
Sony Corporation	0.00	0.00	0.00	0.00	0.00	0.00	0.13	61.63	56.10	0.07	-0.13	-0.07	-0.04	-0.04
[Cash]	**1.95**	**1.53**	**2.66**	**0.93**	**0.93**	**0.03**	**0.00**	**0.00**	**0.00**	**0.00**	**2.66**	**0.03**	**0.00**	**-0.58**
#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A
#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A
#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A
#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A
#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A	#N/A
Non-Euroland	**4.39**	**3.65**	**4.76**	**15.62**	**10.86**	**0.88**	**5.48**	**24.32**	**16.82**	**1.37**	**-0.71**	**-0.49**	**-0.23**	**-0.29**
Roche Holding Ltd Sponsored ADR	1.03	0.00	1.17	4.73	3.07	0.12	0.00	0.00	0.00	0.00	1.17	0.12	-0.19	-0.16
Zurich Insurance Group AG Sponso	1.81	1.85	2.05	16.20	11.41	0.38	0.00	0.00	0.00	0.00	2.05	0.38	-0.09	-0.09
Novo Nordisk A/S Class B	0.00	0.00	0.00	0.00	0.00	0.00	0.21	53.88	35.34	0.10	-0.21	-0.10	-0.04	-0.05
Volvo AB Class B	0.00	0.00	0.00	0.00	0.00	0.00	0.07	63.40	47.27	0.04	-0.07	-0.04	-0.02	-0.02
Compagnie Financiere Richemont SA	0.00	0.00	0.00	0.00	0.00	0.00	0.12	39.39	33.65	0.04	-0.12	-0.04	-0.02	-0.02
Total	**100.00**	**100.00**	**100.00**	**25.35**	**21.63**	**25.35**	**100.00**	**23.06**	**19.11**	**23.06**	**0.00**	**2.28**	**2.92**	**2.28**

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. Performance figures are historical and do not guarantee future results. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled "Disclosures."

Sit Investment Associates

Sit ESG Growth Fund
Performance Attribution
December 31, 2016 - December 31, 2017

Sector	Sit ESG Growth Fund			MSCI World			Attribution Analysis			
	Average Weight	Total Return (Base)	Total Return (Local)	Average Weight	Total Return (Base)	Total Return (Local)	Stock Selection (Local)	Allocation Effect (Local)	Currency Effect	Total Effect (Base)
Media	1.97	40.60	23.50	2.60	10.79	8.04	0.30	0.07	0.25	0.62
Banks	5.44	30.29	19.50	7.52	20.94	13.16	0.39	0.13	0.04	0.57
Energy	4.76	12.58	11.05	6.09	6.30	2.65	0.35	0.29	-0.11	0.53
Insurance	6.49	29.60	22.69	4.72	21.81	17.06	0.40	-0.03	0.12	0.50
Consumer Services	6.47	36.81	36.81	2.55	37.99	35.97	0.06	0.60	-0.18	0.48
Food Beverage & Tobacco	8.51	23.16	16.55	5.50	17.40	13.33	0.35	-0.13	0.21	0.43
Software & Services	9.27	42.04	42.04	7.70	40.23	38.73	0.24	0.31	-0.15	0.40
Pharmaceuticals Biotechnology & Life Sciences	8.42	22.89	21.74	8.13	16.67	13.56	0.49	0.04	-0.14	0.40
Utilities	2.28	22.44	7.55	3.45	13.60	9.22	-0.03	0.14	0.24	0.35
Diversified Financials	6.33	30.75	30.75	5.60	27.43	25.44	0.29	0.05	-0.12	0.22
Food & Staples Retailing	0.00	0.00	0.00	1.77	12.59	9.49	0.00	0.19	0.01	0.21
Household & Personal Products	0.18	16.83	16.83	2.12	23.68	17.88	0.08	0.07	-0.04	0.11
Real Estate	1.82	9.12	-4.15	2.73	13.24	10.24	-0.27	0.11	0.23	0.07
Telecommunication Services	3.26	10.98	10.98	3.43	9.22	4.96	0.18	0.06	-0.16	0.07
Commercial & Professional Services	0.00	0.00	0.00	1.06	23.08	19.73	0.00	0.00	0.01	0.01
Funds	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Automobiles & Components	0.00	0.00	0.00	2.45	24.29	17.29	0.00	0.06	-0.07	-0.01
Transportation	3.73	26.25	26.25	2.26	27.46	22.22	0.10	0.03	-0.16	-0.02
Health Care Equipment & Services	4.48	24.82	24.82	3.41	27.73	25.81	-0.05	0.07	-0.08	-0.06
Capital Goods	8.00	23.37	19.75	7.92	25.26	20.54	-0.05	0.01	-0.08	-0.12
Semiconductors & Semiconductor Equipment	2.31	30.84	30.84	2.46	41.29	39.44	-0.21	-0.01	-0.03	-0.24
Technology Hardware & Equipment	2.48	39.25	28.76	5.16	34.16	32.81	-0.10	-0.40	0.25	-0.24
Materials	3.26	22.98	22.98	5.24	28.82	21.25	0.06	-0.06	-0.28	-0.28
Retailing	5.70	17.75	12.26	4.04	28.43	26.58	-0.74	0.09	0.19	-0.45
[Cash]	2.66	0.93	0.93	0.00	0.00	0.00	0.00	-0.51	-0.08	-0.60
Consumer Durables & Apparel	2.19	2.67	1.57	2.03	30.41	24.64	-0.62	0.05	-0.07	-0.64
Total	**100.00**	**25.35**	**21.63**	**100.00**	**23.06**	**19.11**	**1.25**	**1.27**	**-0.23**	**2.28**

Sit Investment Associates



Sit ESG Growth Fund
Performance Attribution
December 31, 2016 - December 31, 2017

Company Name	Sector	Sit ESG Growth Fund: Net Beg. Weight	Sit ESG Growth Fund: Net End Weight	Sit ESG Growth Fund: Net Average Weight	Sit ESG Growth Fund: Base Return*	Sit ESG Growth Fund: Local Return*	Sit ESG Growth Fund: Net Contribution To Return	MSCI World: Net Average Weight	MSCI World: Base Return*	MSCI World: Local Return*	MSCI World: Net Contribution To Return	Attribution Analysis: Net Average Weight Variation	Attribution Analysis: Net Contribution	Attribution Analysis: Contribution to Local Selection Effect (All Holdings)	Attribution Analysis: Net Total Effect
Stocks We Own That Helped															
Marriott International, Inc. Class	*Consumer Services*	2.19	2.60	2.35	66.22	66.22	1.34	0.09	66.22	66.22	0.05	2.26	1.29	0.50	0.76
Adobe Systems Incorporated	*Software & Services*	1.24	1.53	1.49	70.22	70.22	0.89	0.19	70.22	70.22	0.11	1.30	0.78	0.30	0.48
AbbVie, Inc.	*Pharmaceuticals Biotechnology & Life Sciences*	1.43	2.06	1.68	60.13	60.13	0.94	0.32	60.13	60.13	0.17	1.36	0.77	0.59	0.46
Allianz SE Sponsored ADR	*Insurance*	1.27	2.04	2.07	43.81	26.32	0.88	0.00	0.00	0.00	0.00	2.07	0.88	0.21	0.41
T. Rowe Price Group	*Diversified Financials*	0.00	1.69	1.34	46.76	46.76	0.68	0.05	43.39	43.39	0.02	1.29	0.66	0.35	0.38
Home Depot, Inc.	*Retailing*	2.14	2.46	2.26	44.61	44.61	0.94	0.51	44.61	44.61	0.21	1.76	0.74	0.27	0.33
RELX NV Sponsored ADR	*Media*	1.89	1.89	1.97	40.60	23.50	0.77	0.00	0.00	0.00	0.00	1.97	0.77	0.30	0.31
ING Groep NV Sponsored ADR	*Banks*	2.23	2.40	2.35	35.62	19.13	0.84	0.00	0.00	0.00	0.00	2.35	0.84	0.16	0.29
Visa Inc. Class A	*Consumer Services*	1.50	1.74	1.71	47.17	47.17	0.75	0.49	47.17	47.17	0.21	1.22	0.54	0.12	0.25
Legg Mason, Inc.	*Diversified Financials*	1.15	1.17	1.25	44.22	44.22	0.54	0.00	0.00	0.00	0.00	1.25	0.54	0.22	0.24
Stocks We Didn't Own/Underweighted That Helped															
Exxon Mobil Corporation	*Energy*	0.00	0.00	0.00	0.00	0.00	0.00	0.93	-3.80	-3.80	-0.07	-0.93	0.07	0.07	0.29
General Electric Company	*Capital Goods*	1.90	0.00	0.40	-5.52	-5.52	-0.13	0.62	-42.92	-42.92	-0.34	-0.22	0.21	0.23	0.24
AT&T Inc.	*Telecommunication Services*	0.00	0.00	0.00	0.00	0.00	0.00	0.64	-3.94	-3.94	-0.04	-0.64	0.04	0.08	0.20
International Business Machines	*Technology Hardware & Equipment*	0.00	0.00	0.00	0.00	0.00	0.00	0.39	-3.98	-3.98	-0.02	-0.39	0.02	0.15	0.11
Merck & Co., Inc.	*Pharmaceuticals Biotechnology & Life Sciences*	0.00	0.00	0.00	0.00	0.00	0.00	0.46	-1.47	-1.47	0.01	-0.46	-0.01	0.07	0.10
Chevron Corporation	*Energy*	0.00	0.00	0.00	0.00	0.00	0.00	0.57	10.62	10.62	0.05	-0.57	-0.05	-0.04	0.09
Walt Disney Company	*Media*	0.00	0.00	0.00	0.00	0.00	0.00	0.45	4.77	4.77	0.02	-0.45	-0.02	0.02	0.08
Wells Fargo & Company	*Banks*	0.00	0.00	0.00	0.00	0.00	0.00	0.71	13.19	13.19	0.09	-0.71	-0.09	0.01	0.08
Allergan plc	*Pharmaceuticals Biotechnology & Life Sciences*	0.00	0.00	0.00	0.00	0.00	0.00	0.21	-21.09	-21.09	-0.03	-0.21	0.03	0.06	0.08
Celgene Corporation	*Pharmaceuticals Biotechnology & Life Sciences*	0.00	0.00	0.00	0.00	0.00	0.00	0.26	-9.84	-9.84	-0.02	-0.26	0.02	0.06	0.08
Stocks We Own That Hurt															
U.S. Dollar	*[Cash]*	1.95	1.53	2.66	0.93	0.93	0.03	0.00	0.00	0.00	0.00	2.66	0.03	0.00	-0.61
Asics Corporation	*Consumer Durables & Apparel*	1.16	0.67	0.85	-19.31	-22.07	-0.26	0.01	-19.31	-22.07	0.00	0.84	-0.26	-0.53	-0.46
Industria de Diseno Textil, S.A.	*Retailing*	1.85	1.87	2.09	3.65	-8.96	0.13	0.11	3.65	-8.96	0.01	1.99	0.12	-0.69	-0.34
TJX Companies Inc	*Retailing*	1.72	0.92	1.35	3.45	3.45	-0.01	0.13	3.45	3.45	0.00	1.22	-0.02	-0.33	-0.32
Starbucks Corporation	*Consumer Services*	2.04	2.75	2.41	5.37	5.37	0.21	0.23	5.37	5.37	0.01	2.18	0.19	-0.57	-0.31
Occidental Petroleum Corporation	*Energy*	2.23	1.54	1.41	8.56	8.56	0.01	0.13	8.56	8.56	0.01	1.28	0.01	0.03	-0.31
Goldman Sachs Group, Inc.	*Diversified Financials*	2.16	1.66	1.84	7.74	7.74	0.09	0.23	7.74	7.74	0.01	1.61	0.08	-0.30	-0.30
Astellas Pharma Inc.	*Pharmaceuticals Biotechnology & Life Sciences*	1.77	0.00	0.52	-9.95	-12.57	-0.13	0.07	-6.15	-9.36	-0.01	0.44	-0.13	-0.36	-0.26
Boston Scientific Corporation	*Health Care Equipment & Services*	0.00	1.74	1.16	2.23	2.23	0.00	0.10	14.61	14.61	0.02	1.06	-0.02	-0.24	-0.24
Schlumberger NV	*Energy*	1.11	0.00	0.45	-18.72	-18.72	-0.23	0.27	-17.36	-17.36	-0.07	0.18	-0.16	-0.04	-0.22
Stocks We Didn't Own/Underweighted That Hurt															
Apple Inc.	*Technology Hardware & Equipment*	0.00	1.99	1.13	21.51	21.51	0.35	2.14	48.48	48.48	0.94	-1.00	-0.58	-0.21	-0.35
Amazon.com, Inc.	*Retailing*	0.00	0.00	0.00	0.00	0.00	0.00	1.05	55.96	55.96	0.51	-1.05	-0.51	-0.25	-0.28
Boeing Company	*Capital Goods*	0.00	0.00	0.00	0.00	0.00	0.00	0.33	94.77	94.77	0.24	-0.33	-0.24	-0.18	-0.17
NVIDIA Corporation	*Semiconductors & Semiconductor Equipment*	0.00	0.00	0.00	0.00	0.00	0.00	0.22	81.98	81.98	0.14	-0.22	-0.14	-0.06	-0.09
Alphabet Inc. Class C	*Software & Services*	0.00	0.00	0.00	0.00	0.00	0.00	0.77	35.58	35.58	0.26	-0.77	-0.26	0.02	-0.09
PayPal Holdings Inc	*Software & Services*	0.00	0.00	0.00	0.00	0.00	0.00	0.17	86.52	86.52	0.11	-0.17	-0.11	-0.06	-0.08
Caterpillar Inc.	*Capital Goods*	0.00	0.00	0.00	0.00	0.00	0.00	0.18	75.00	75.00	0.11	-0.18	-0.11	-0.08	-0.07
Bank of America Corporation	*Diversified Financials*	0.00	0.00	0.00	0.00	0.00	0.00	0.67	35.67	35.67	0.22	-0.67	-0.22	-0.06	-0.07
Mastercard Incorporated Class A	*Consumer Services*	0.00	0.00	0.00	0.00	0.00	0.00	0.33	47.68	47.68	0.14	-0.33	-0.14	-0.03	-0.07
Wal-Mart Stores, Inc.	*Food & Staples Retailing*	0.00	0.00	0.00	0.00	0.00	0.00	0.33	46.54	46.54	0.14	-0.33	-0.14	0.00	-0.06
Total		**100.00**	**100.00**	**100.00**	**25.35**	**21.63**	**25.35**	**100.00**	**23.06**	**19.11**	**23.06**	**0.00**	**2.28**	**1.25**	**2.28**

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. Performance figures are historical and do not guarantee future results. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled "Disclosures."

III. Fund Manager Biographies

Sit Investment Associates

Equity Team Biographies



Roger J. Sit
CEO and Global Chief Investment Officer
27 years investment experience

1998 - Present   Sit Investment Associates, Inc.
1991 - 1998   Goldman Sachs & Co., Vice President
1984 - 1990   Captain, United States Air Force

Harvard Business School, MBA (1991)
University of Southern California, MS (1987)
United States Air Force Academy, BS (1984)

rjs@sitinvest.com



David A. Brown, CFA
Vice President, Research and Investment Management,
   and Director of Client Services
Sectors: Consumer and Accounting
23 years investment experience

1997 - Present   Sit Investment Associates, Inc.
1986 - 1997   KPMG Peat Marwick LLP, Director,
                Financial Services - Corp. Finance Practice

University of North Dakota, BBA (1986)

dab@sitinvest.com

Tasha M. Murdoff
Vice President, Research and Investment Management
Regions: Europe, Japan, Emerging Markets
18 years investment experience



1995 - Present   Sit Investment Associates, Inc.

University of St. Thomas, MBA (2002)
Augsburg College, BA (1997)

tmm@sitinvest.com



Kent L. Johnson, CFA
Senior Vice President, Research and Investment Mgmt.
Sectors: Financials and Capital Goods
25 years investment experience

1989 - Present Sit Investment Associates, Inc.

University of Minnesota, MBA (1995)
University of Minnesota, BS (1989)

klj@sitinvest.com



Michael T. Manns
Vice President, Research and Investment Management
Sector: Healthcare
31 years investment experience

2014 - Present   Sit Investment Associates, Inc.
2009 - 2014   Bloomberg Industries, Sr. Equity Analyst
2006 - 2008   Lehman Brothers, Managing Director
2004 - 2006   Engeman Asset Management, Senior V.P.
1994 - 2004   American Express Financial Advisors, V.P.
1990 - 1994   Boatmen's Trust Company, V.P.
1988 - 1990   Banc One Asset Management, Research Analyst

The Wharton School - Univ. of Pennsylvania, MBA (1987)
University of Dayton, BA (1978)

mtm@sitinvest.com

Sit Investment Associates

IV. Disclosures

Sit Investment Associates

Disclosure Page

Sit Mutual Funds

The Sit Mutual Funds are a family of 14 no-load mutual funds.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Risks specific to Sit ESG Growth Fund
Stocks of medium-sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause a Fund's performance to be higher or lower than the performance of funds that focus on other types of stocks that have a broader investment style. Stocks of companies with ESG practices may not experience the same capital appreciation as companies without ESG practices. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Index Description
The **MSCI World Index** is an unmanaged free float-adjusted market capitalization Index that measures the equity market performance of 23 developed markets countries. It is not possible to invest directly in an index.

Definition of Terms
Beta is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta of less than 1 is less volatile.

Weighted average market cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Median market cap is the midpoint market capitalization of companies held by the Fund; half of the companies held by the Fund will have larger market capitalizations and half will have lower market capitalizations.

Sit Investment Associates